# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: HMN Financial Inc. (HMNF), CIK 0000921183
CUSIP: 40424G108
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 1016 Civic Center Drive, NW, Rochester, Minnesota (MN), 55901
Date of event which requires filing of this statement: 09/30/2024
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001171520-21-000080
Filed by CIK 0001599170

## Reporting persons
- FJ Capital Management LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 396,944; sole dispositive power 0; shared dispositive power 396,944; aggregate amount beneficially owned 396,944 (8.89% of the class)
  Comment: Relating to items 6, 8 and 9 of this page: Consists of 192,443 shares of common stock of the Issuer held by Financial Opportunity Fund LLC, 8,704 shares of common stock of the Issuer held by Financial Opportunity Long/Short Fund LLC, 88,440 shares of common stock of the Issuer held by Financial Hybrid Opportunity Fund LLC, 88,200 shares of common stock of the Issuer held by Financial Hybrid Opportunity SPV I LLC, of which FJ Capital Management LLC is the managing member, and 19,157 shares of common stock of the Issuer held by managed accounts that FJ Capital Management LLC manages; as such, the Reporting Person may be deemed to be a beneficial owner of the reported shares but as to which the Reporting Person disclaims beneficial ownership.
- Financial Opportunity Fund LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 192,443; sole dispositive power 0; shared dispositive power 192,443; aggregate amount beneficially owned 192,443 (4.31% of the class)
  Comment: Relating to items 6, 8 and 9 of this page: Consists of 192,443 shares of common stock of the Issuer held by Financial Opportunity Fund LLC.
- Financial Opportunity Long/Short Fund LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 8,704; sole dispositive power 0; shared dispositive power 8,704; aggregate amount beneficially owned 8,704 (0.19% of the class)
  Comment: Relating to items 6, 8 and 9 of this page: Consists of 8,704 shares of common stock of the Issuer held by Financial Opportunity Long/Short Fund LLC.
- Financial Hybrid Opportunity Fund LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 88,440; sole dispositive power 0; shared dispositive power 88,440; aggregate amount beneficially owned 88,440 (1.98% of the class)
  Comment: Relating to items 6, 8 and 9 of this page: Consists of 88,440 shares of common stock of the Issuer held by Financial Hybrid Opportunity Fund LLC.
- Financial Hybrid Opportunity SPV I LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 88,200; sole dispositive power 0; shared dispositive power 88,200; aggregate amount beneficially owned 88,200 (1.98% of the class)
  Comment: Relating to items 6, 8 and 9 of this page: Consists of 88,200 shares of common stock of the Issuer held by Financial Hybrid Opportunity Fund SPV I LLC.
- Martin Friedman: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 396,944; sole dispositive power 0; shared dispositive power 396,944; aggregate amount beneficially owned 396,944 (8.89% of the class)
  Comment: Relating to items 6, 8 and 9 of this page: Consists of 192,443 shares of common stock of the Issuer held by Financial Opportunity Fund LLC, 8,704 shares of common stock of the Issuer held by Financial Opportunity Long/Short Fund LLC, 88,440 shares of common stock of the Issuer held by Financial Hybrid Opportunity Fund LLC, 88,200 shares of common stock of the Issuer held by Financial Hybrid Opportunity SPV I LLC, of which FJ Capital Management LLC is the managing member, and 19,157 shares of common stock of the Issuer held by managed accounts that FJ Capital Management LLC manages. Mr. Friedman may be deemed to be a beneficial owner of the reported shares but as to which Mr. Friedman disclaims beneficial ownership.

## Item 1. Issuer
Name of issuer: HMN Financial Inc. (HMNF)
Address of issuer's principal executive offices: 1016 Civic Center Drive, NW , Rochester, MN 55901

## Item 2. Person Filing
Name of person filing:
FJ Capital Management LLC
Financial Opportunity Fund LLC
Financial Opportunity Long/Short Fund LLC
Financial Hybrid Opportunity Fund LLC
Financial Hybrid Opportunity SPV I LLC
Martin Friedman
Address of principal business office or, if none, residence:
FJ Capital Management, LLC
7901 Jones Branch Drive, Suite 210
McLean, VA 22102

Financial Opportunity Fund LLC
7901 Jones Branch Drive, Suite 210
McLean, VA 22102

Financial Opportunity Long/Short Fund LLC
7901 Jones Branch Drive, Suite 210
McLean, VA 22102

Financial Hybrid Opportunity Fund LLC
7901 Jones Branch Drive, Suite 210
McLean, VA 22102

Financial Hybrid Opportunity SPV I LLC
7901 Jones Branch Drive, Suite 210
McLean, VA 22102

Martin Friedman
7901 Jones Branch Drive, Suite 210
McLean, VA 22102
Citizenship:
Financial Opportunity Fund LLC, Financial Opportunity Long/Short Fund LLC, Financial Hybrid Opportunity Fund LLC, Financial Hybrid Opportunity SPV I LLC, and FJ Capital Management LLC - Delaware limited liability companies
Martin Friedman - United States citizen

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
FJ Capital Management LLC - 396,944 shares
Financial Opportunity Fund LLC - 192,443 shares
Financial Opportunity Long/Short Fund LLC - 8,704 shares
Financial Hybrid Opportunity Fund LLC - 88,440 shares
Financial Hybrid Opportunity SPV I LLC - 88,200 shares
Martin Friedman - 396,944 shares
Percent of class:
FJ Capital Management LLC - 8.89%
Financial Opportunity Fund LLC - 4.31%
Financial Opportunity Long/Short Fund LLC - 0.19%
Financial Hybrid Opportunity Fund LLC - 1.98%
Financial Hybrid Opportunity SPV I LLC - 1.98%
Martin Friedman - 8.89%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote:
FJ Capital Management LLC - 396,944 shares
Financial Opportunity Fund LLC - 192,443 shares
Financial Opportunity Long/Short Fund LLC - 8,704 shares
Financial Hybrid Opportunity Fund LLC - 88,440 shares
Financial Hybrid Opportunity SPV I LLC - 88,200 shares
Martin Friedman - 396,944 shares
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition:
FJ Capital Management LLC - 396,944 shares
Financial Opportunity Fund LLC - 192,443 shares
Financial Opportunity Long/Short Fund LLC - 8,704 shares
Financial Hybrid Opportunity Fund LLC - 88,440 shares
Financial Hybrid Opportunity SPV I LLC - 88,200 shares
Martin Friedman - 396,944 shares

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- FJ Capital Management LLC: Martin Friedman, Managing Member (10/17/2024)
- Financial Opportunity Fund LLC: FJ Capital Management LLC, Managing Member (10/17/2024)
- Financial Opportunity Fund LLC: Martin Friedman, Managing Member (10/17/2024)
- Financial Opportunity Long/Short Fund LLC: FJ Capital Management LLC, Managing Member (10/17/2024)
- Financial Opportunity Long/Short Fund LLC: Martin Friedman, Managing Member (10/17/2024)
- Financial Hybrid Opportunity Fund LLC: FJ Capital Management LLC, Managing Member (10/17/2024)
- Financial Hybrid Opportunity Fund LLC: Martin Friedman, Managing Member (10/17/2024)
- Financial Hybrid Opportunity SPV I LLC: FJ Capital Management LLC, Managing Member (10/17/2024)
- Financial Hybrid Opportunity SPV I LLC: Martin Friedman, Managing Member (10/17/2024)
- Martin Friedman: Martin Friedman, Individual (10/17/2024)